For Immediate Release

Exhibit 99.1

TFI International to Host Investor Day and Release 2022 Third Quarter Results

Montreal, Quebec, October 6, 2022 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, will host an Investor Day at 8:30 a.m. through 12 p.m. Eastern Time on Thursday, November 10, 2022 at the New York Stock Exchange in New York City. Those interested in attending the Investor Day may RSVP to TFIInvestorDayRSVP@icrinc.com as space will be limited. The Investor Day will also be webcast live and via replay by visiting the Events section of the Company’s website.

Details of Investor Day:

•	Date: Thursday, November 10, 2022
•	Time: 8:30 a.m. through 12 p.m. Eastern Time
•	RSVP: TFIInvestorDayRSVP@icrinc.com

TFI also today announced that it will release its financial results for the third quarter ended September 30, 2022 via news release on Thursday October 27, 2022 after market close. The company will host a conference call for the investment community with Alain Bédard, Chairman, President and Chief Executive Officer, on Friday, October 28, 2022 at 8:30 a.m. Eastern Time, to discuss results. Business media are also invited to listen to the call. Please dial in 10 minutes prior to the start of the call.

Details of conference call:

•	Date: Friday, October 28, 2022
•	Time: 8:30 a.m. Eastern Time
•	Call-in number: 877-704-4453 or 201-389-0920

A recording of the call will be available until Friday November 11, 2022 at 11:59 p.m. Eastern Time, by dialing 844-512-2921 or 412-317-6671 and entering passcode 13732590.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States and Canada through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;
•	Less-Than-Truckload;
•	Truckload;
•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII.  For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com